------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM T-3/A

              FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER
                         THE TRUST INDENTURE ACT OF 1939

                               INAMED CORPORATION
--------------------------------------------------------------------------------
                               (NAME OF APPLICANT)

        3800 Howard Hughes Boulevard, Suite 900, Las Vegas, Nevada 89109
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

             TITLE OF CLASS                                 AMOUNT

Senior Subordinated Secured Notes due                     $19,605,715
1999

Approximate date of proposed public offering: NOVEMBER 5, 1998

Name and Address of Agent for Service:   Ilan K. Reich, INAMED Corporation, 3800
Howard Hughes Parkway, Suite 900, Las Vegas, Nevada 89101.

The applicant hereby amendes this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the applicant.

          CONTENTS OF AMENDMENT NO. 1 TO APPLICATION FOR QUALIFICATION

         This Amendment No. 1 to the applicant's Application for Qualification of Indenture on Form T-3 filed on October 15, 1998 (File No. 022-22399)(the "Application") is submitted to file the statement of eligibility and qualification of the Trustee under the Indenture to be qualified.

         This Amendment comprises:

(a) Pages numbered 1 to 5, consecutively;

(b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified (on Form T-1 hereby incorporated by reference to Exhibit 99 attached hereto);

(c) The following exhibits, in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

         (i)   Exhibit T3A      --    Articles  of  Incorporation  (Incorporated
                                      herein by  reference to Exhibit 3.1 of the
                                      Company's  Financial  Report  on Form 10-K
                                      for  the  year  ended  December  31,  1995
                                      (Commission File No. 0-7101)

         (ii)  Exhibit T3B      --    Bylaws  (Incorporated  herein by reference
                                      to Exhibit 3.2 of the Company's  Financial
                                      Report  on Form  10-K for the  year  ended
                                      December 3,1 995  (Commission  File No. 0-
                                      7101)

        (iii)  Exhibit T3C      --    Indenture  between  the  Company and Santa
                                      Barbara Bank and Trust, as trustee.

         (iv)  Exhibit T3D      --    Not applicable.

         (v)   Exhibit T3E.1    --    Securities   Exchange   Agreement  by  and
                                      between   Inamd    Corporation   and   the
                                      Securityholders  signatory  thereto  dated
                                      October 7, 1998

         (vi)  Exhibit T3E.2    --    Form of Subordinated Security Agreement

        (vii)  Exhibit T3E.3    --    Form  of   Subordindated   Guarantee   and
                                      Security Agreement

       (viii)  Exhibit T3E.4    --    Form of Subordindated Guarantee Agreement

         (ix)  Exhibit T3E.5    --    Form of Security

         (x)   Exhibit T3E.6    --    Form of Exchange Warrant

         (xi)  Exhibit T3E.7    --    Form of Warrant

         (xii) Exhibit T3E.8    --    Form of Registration Rights Agreement

        (xiii) Exhibit T3F      --    Cross-Reference Sheet

         (xiv) Exhibit 99[1]    --    Form T-1  Statement of  Eligibility  under
                                      the  Trust   Indenture  Act  of  1939,  as
                                      amended, of Santa Barbara Bank & Trust, as
                                      Trustee   with   respect   to  the  Notes.


--------
  1  Filed  herewith.   All  other exhibits have been previously filed.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, INAMED Corporation, a corporation organized and existing under the laws of Florida, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Las Vegas, Nevada on October 27, 1998.

(SEAL)

                                        INAMED CORPORATION


                                        /s/ Tom K. Larson, Jr.
                                        ----------------------------------------
                                        Name:   Tom K. Larson, Jr.
                                        Title:  Chief Financial Officer

ATTEST

/s/ Carol Brennan
----------------------------
Name:  Carol Brennan
Title: Secretary

                                  EXHIBIT INDEX

      (i)  Exhibit T3A      --     Articles   of   Incorporation   (Incorporated
                                   herein by reference to Exhibit 3.1 of the Company's Financial Report on Form 10-K for the year ended December 31, 1995 (Commission
                                   File No. 0-7101)

     (ii)  Exhibit T3B      --     Bylaws  (Incorporated  herein by reference to
                                   Exhibit 3.2 of the Company's Financial Report on Form 10-K for the year ended December 3,1
                                   995 (Commission File No. 0- 7101)

    (iii)  Exhibit T3C      --     Indenture   between  the  Company  and  Santa
                                   Barbara Bank and Trust, as trustee.

     (iv)  Exhibit T3D      --     Not applicable.

     (v)   Exhibit T3E.1    --     Securities  Exchange Agreement by and between
                                   Inamd Corporation and the Securityholders signatory thereto dated October 7, 1998

     (vi)  Exhibit T3E.2    --     Form of Subordinated Security Agreement

    (vii)  Exhibit T3E.3    --     Form of Subordindated  Guarantee and Security
                                   Agreement

   (viii)  Exhibit T3E.4    --     Form of Subordindated Guarantee Agreement

     (ix)  Exhibit T3E.5    --     Form of Security

      (x)  Exhibit T3E.6    --     Form of Exchange Warrant

     (xi)  Exhibit T3E.7    --     Form of Warrant

    (xii)  Exhibit T3E.8    --     Form of Registration Rights Agreement

   (xiii)  Exhibit T3F      --     Cross-Reference Sheet

    (xiv)  Exhibit 99[1]    --     Form T-1 Statement of  Eligibility  under the
                                   Trust Indenture Act of 1939, as amended, of Santa Barbara Bank & Trust, as Trustee with respect to the Notes.

--------
  1  Filed herewith.   All  other   exhibits  have  been previously filed.

                       Securities and Exchange Commission

                             Washington, D.C. 20549

                                    FORM T-1

      STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A

                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

       CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(B)(2)____

                           SANTA BARBARA BANK & TRUST
               ---------------------------------------------------
               (Exact name of trustee as specified in its charter)

                                   CALIFORNIA
   ---------------------------------------------------------------------------
   (Jurisdiction of incorporation or organization if not a U.S. national bank)

                                   95-2089059
                     ---------------------------------------
                     (I.R.S. Employer Identification Number)

                 1021 ANACAPA STREET, SANTA BARBARA, CALIFORNIA
   ---------------------------------------------------------------------------
                    (Address of principal executive offices)

                                      93101
                                   ----------
                                   (Zip code)

                   Jay D. Smith, Sr. V.P. and General Counsel
       1021 ANACAPA STREET, SANTA BARBARA, CALIFORNIA 93101 (805) 564-6310
   ---------------------------------------------------------------------------
            (Name, address and telephone number of agent for service)

                               INAMED CORPORATION
   ---------------------------------------------------------------------------
               (Exact name of obligor as specified in its charter)

                                     FLORIDA
   ---------------------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   59-0920629
   ---------------------------------------------------------------------------
                      (I.R.S. Employer Identification No.)

            3800 HOWARD HUGHES PARKWAY, SUITE 900, LAS VEGAS, NEVADA
   ---------------------------------------------------------------------------
                    (Address of principal executive offices)

                                      89109
                                   ----------
                                   (Zip Code)

                   SENIOR SUBORDINATED SECURED NOTES DUE 1999
   ---------------------------------------------------------------------------
                       (Title of the indenture securities)

Item 1.  General Information.

            (a)         Federal Reserve Board
                        Federal Reserve Bank of San Francisco
                        101 Market Street
                        San Francisco, California 94105

                        California Commissioner of Financial Institutions 300 South Spring Street
                        Los Angeles, California 90013

            (b) Santa Barbara Bank & Trust is authorized to exercise corporate trust powers.

Item 2.  Affiliations with the obligor.

            The obligor is not an "affiliate" (as such term is defined in Rule O-2 of the General Rules and Regulations under the Trust Indenure
            Act).

Item 3.  Voting Securities of the trustee.

            As of October 21, 1998.

            A.  Title of Class                 B.  Amount Outstanding

                Common Stock                            559,649

Item 4.  Trusteeships under other indentures.

            (a)         (i)         Santa  Barbara Bank & Trust is Trustee under
                                    an Indenture dated as of December 28, 1994, in connection with debt securities issued by El Paseo of Santa Barbara, L.P.

                        (ii) Santa Barbara Bank & Trust is trustee under that certain Indenture dated as of January 2, 1996 (the "Prior Indenture"), with respect to the Secured Convertible Notes due 1999 (the "Prior Notes") issued by obligor.

            (b)         (i)         There is no  conflict  between the duties of
                                    Santa  Barbara  Bank &  Trust  under  the El
                                    Paseo Indenture and the new Indenture for which this Form T-1 is being filed (the "New
                                    Indenture") because neither the obligor, the collateral, the holders of the securities, nor other aspects of those two financings is in any way related.

                        (ii) There is no conflict between the duties of Santa Barbra Bank & Trust under the Prior Indenture and the New Indenture because, concurrently with the filing of this Form and with the consent of the holders of all outstanding Prior Notes, those Prior Notes are being exchanged for the new securities issued under the New Indenture, and the Prior Indenture is being terminated.

Item 5. Interlocking directorates and similar relationships with the obligor or underwriters.

            None.

Item 6. Voting securities of the trustee owned by the obligor or its officials.

            As of October 21, 1998.

--------------------- -------------------- ----------------- ---------------------------
A.    Name of Owner     B.  Title of Class   C.  Amount owned  D.  Percentage of voting
                                             beneficially      securities represented by
                                                               amount given in Col. C
--------------------- -------------------- ---------------- ----------------------------
None
--------------------- -------------------- ---------------- ----------------------------

Item 7. Voting securities of the trustee owned by underwriters or their officials.

            As of October 21, 1998.

--------------------- -------------------- ----------------- ---------------------------
A.    Name of Owner     B.  Title of Class   C.  Amount owned  D.  Percentage of voting
                                             beneficially      securities represented by
                                                               amount given in Col. C
--------------------- -------------------- ---------------- ----------------------------
None
--------------------- -------------------- ---------------- ----------------------------

Item 8.  Securities of the obligor owned or held by the trustee.

            As of October 21, 1998.

---------------------------- ------------------------------- ---------------------------------- --------------------------------
A.  Title of Class           B.  Whether the securities      C. Amount owned beneficially or       D.  Percent of class
                             are voting or nonvoting         held as collateral security for       represented by
                             securities                      obligations in default                amount given in Col. C

---------------------------- ------------------------------- ---------------------------------- --------------------------------
None
---------------------------- ------------------------------- ---------------------------------- --------------------------------

Item 9.  Securities of underwriters owned or held by the trustee.

            As of October 21, 1998.

---------------------------- ------------------------------- ----------------------------------- -------------------------------
A.  Title of Issuer and      B.  Amount outstanding          C.  Amount owned beneficially or    D.  Percent of class
    Title of Class                                           held as collateral security for     represented by amount
                                                             obligations in default by trustee   given in Col. C
---------------------------- ------------------------------- ----------------------------------- -------------------------------
None
---------------------------- ------------------------------- ----------------------------------- -------------------------------

Item 10. Ownership or holdings by the trustee of voting securities of certain affiliates or security holders of the obligor.

            As of October 21, 1998.


---------------------------------------- -------------------------------------- -------------------------------------- -------------
A.  Title of Issuer and Title of Class   B.  Amount outstanding         C.  Amount owned beneficially or       D.  Percent of class
                                                                        held as collateral security for        represented by amount
                                                                        obligations in default by trustee      given in Col. C
---------------------------------------- -------------------------------------------------------------------------------------------
None
---------------------------------------- -------------------------------------------------------------------------------------------

Item 11. Ownership or holdings by the trustee of any securities of a person owing 50 percent or more the voting securities of the obligor.

            As of October 21, 1998.

--------------------------------------------------------------------------------------------------------
A.  Title of Issuer and   B.  Amount outstanding     C.  Amount owned              D.  Percent of class
Title of Class                                       beneficially or held as       represented by amount
                                                     collateral security for       given in Col. C
                                                     obligations in default by
                                                     trustee
--------------------------------------------------------------------------------------------------------
None
--------------------------------------------------------------------------------------------------------

Item 12.  Indebtedness of the Obligor to the Trustee.

            As of October 21, 1998.

------------------------------ -------------------------   ---------------------
A.  Nature of Indebtedness     B.  Amount outstanding      C.  Date Due
------------------------------ -------------------------   ---------------------
Reimbursement for legal fees
incurred by trustee.           $2,436.00                   Currently due.
------------------------------ -------------------------   ---------------------

Item 13.  Defaults by the Obligor.

          (a) Obligor is not in default of its obligations under the New Indenture.
          (b) Obligor is not in default of its obligations under the Prior Indenture.

Item 14.  Affiliations with the Underwriters.

            N/A.

Item 15.  Foreign Trustee.

            N/A

Item 16.  List of Exhibits

            16.1   Articles of Incorporation of the Trustee.
            16.2   Certificate of Authority of the Trustee to Commence Business.
            16.3   Authorization  of the  Trustee to  Exercise  Corporate  Trust
                   Powers.
            16.4   Bylaws of the Trustee.

            16.5   Not applicable.
            16.6   Consents of United States institutional trustees.
            16.7   Report of Condition of the Trustee

            Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, SANTA BARBARA BANK & TRUST, a corporation organized and existing under the laws of the State of California, has duly caused this statement of eligibility to signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Sant Barbara and State of California on the 21st day of October, 1998.

                                 SANTA BARBARA BANK & TRUST, a California corporation

                                 By /s/ Christine M. Sontag
                                    -------------------------------------------
                                    Christine Sontag, Assistant Vice President
                                    and Associate General Counsel